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                          November 15, 2023

       Richard N. Grant, Jr.
       President and Chief Executive Officer
       inTEST Corporation
       804 East Gate Drive, Suite 200
       Mt. Laurel, New Jersey 08054

                                                        Re: inTEST Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275451

       Dear Richard N. Grant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Alexander R. McClean,
Esq.